SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 Translation of letter to the Argentine Securities Commission dated August 7, 2025.

YPF

2Q25

EARNINGS WEBCAST PRESENTATION

Follow the presentation vía website:

CLICK HERE

YPF S.A.

CONSOLIDATED RESULTS

INVESTOR RELATIONS CENTER

https://investors.ypf.com

Inversoresypf@ypf.com

IR TEAM

MARGARITA CHUN – IR MANAGER

VALENTINA LÓPEZ – IR

CHRISTIAN GONZÁLEZ – IR

2Q25 Webcast on Aug 8, 2025 9:00 am ET / 10:00 am BAT CLICK HERE INVESTOR RELATIONS CENTER IR TEAM hp s://investors.ypf.com MARGARITA CHUN –IR MANAGER Inversoresypf@ypf.com VALENTINA LPEZ –IR CHRISTIAN GONZLEZ –IR

MAIN HIGHLIGHTS OF 2Q25

KPI	2Q25	1Q25	Q/Q Δ	2Q24	Y/Y Δ	1H25	1H24	Δ
Financial
Revenues	4,641	4,608	1%	4,935	-6%	9,249	9,245	0%
Adjusted EBITDA	1,124	1,245	-10%	1,204	-7%	2,369	2,449	-3%
Net Result	58	(10)	N/A	535	-89%	48	1,192	-96%
CAPEX	1,160	1,214	-5%	1,200	-3%	2,374	2,369	0%
FCF	(365)	(957)	-62%	(257)	42%	(1,322)	(651)	103%
Net Debt	8,833	8,336	6%	7,457	18%	8,833	7,457	18%
Net Leverage Ratio (x)	1.9	1.8	8%	1.7	15%	1.9	1.7	15%
Upstream
Hydrocarbon Production (Kboe/d)	545.7	552.1	-1%	539.0	1%	548.9	532.5	3%
Crude Oil (Kbbl/d)	247.9	269.9	-8%	248.8	0%	258.8	252.1	3%
Natural Gas (Mm3/d)	39.7	37.3	6%	38.8	2%	38.5	37.6	3%
NGL (Kbbl/d)	48.0	47.3	2%	46.1	4%	47.7	43.9	8%
Crude Oil Price (US$/bbl)	59.5	67.9	-12%	70.8	-16%	63.9	69.5	-8%
Natural Gas Price (US$/MBTU)	4.1	3.0	38%	4.0	2%	3.5	3.5	0%
Crude Oil Exports (Kbbl/d)	43.6	36.4	20%	30.4	43%	40.0	28.8	39%
Shale Oil Production (Kbbl/d)	145.1	147.3	-1%	113.3	28%	146.2	112.8	30%
Total Lifting Cost (US$/boe)	12.3	15.3	-19%	16.2	-24%	13.8	14.6	-5%
Core-Hub Lifting Cost (US$/boe)	4.9	4.6	7%	4.7	5%	4.8	4.0	20%
Midstream & Dw
Crude Processed (Kbbl/d)	301.4	318.0	-5%	299.2	1%	309.6	300.1	3%
Refineries’ Utilization Rate (%)	89%	94%	-5%	89%	1%	92%	89%	3%
Local Fuels Volume Sold (Km3)	3,532	3,405	4%	3,431	3%	6,937	6,920	0%
Local Fuels Net Price (US$/m3)	641	697	-8%	711	-10%	697	701	-1%
Imported Fuels (Km3)	95	78	22%	—	N/A	173	142	22%
R&M Adj. EBITDA (US$/bbl)	11.9	14.3	-17%	11.4	4%	14.3	14.9	-4%

In US$ million, unless noted otherwise. EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 effects +/- one-off items. Net Leverage Ratio = Net Debt / LTM Adj. EBITDA. FCF = Cash flow from Operations less CAPEX (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities). Fuels = diesel + gasoline. R&M is refining and marketing business, it excludes petrochemicals and agro products.

Adj. EBITDA totaled US$1,124 million (-10% q/q), primarily explained by Brent contraction, which affected prices of local fuels and other refined products, besides value of inventories (but also lower unit costs of oil purchases to third parties), and to a minor extent, decreased working interest in Aguada del Chañar shale oil block (100%→51%) since Apr-25. These effects were partially offset by lower lifting costs on the back of reduced exposure to mature fields, and peak winter sales of natural gas.

The -7% y/y adj. EBITDA was also mostly due to lower price of fuels, partially offset by shale expansions and even better conventional lifting cost. Also, 2Q24 was affected by severe weather in Patagonia.

Excluding mature fields, 2Q25 proxy adj. EBITDA would have been US$1,250 million.

CAPEX was US$1,160 million (-5% q/q & -3% y/y). 71% of the CAPEX was unconventional (mostly shale), reinforcing the focus on the development of Vaca Muerta.

Shale oil production averaged 145 kbbl/d (-1% q/q and +28% y/y), representing 59% of our total oil production (1Q25: 55% and 2Q24: 46%). Even after reducing stake in Aguada del Chañar, the ramp-up in La Angostura Sur I (South-Hub) led the sequential stable level. Moreover, in line with our 4x4 Plan, recently we executed a binding agreement to acquire 45% working interest of La Escalonada and Rincón La Ceniza blocks (located in the most promising area in the oil and wet gas windows of North Vaca Muerta) from Total Austral S.A. for US$500 million, subject to certain conditions and adjustments.

Oil exports reached 44 kbbl/d, being +20% q/q due to exceptional Escalante heavy oil exports (La Plata refinery under programmed maintenance), while +43% y/y was also driven by shale oil expansion.

Progress on our main projects:

•	Conventional Exit Program, since the last earnings release, we achieved remarkable progress:

•

Andes Phase I: (28 blocks: 24 divested & 4 in final stage) we transferred 6 blocks in Mendoza South Cluster, 4 blocks in Neuquén North Cluster and 3 blocks in Neuquén South Cluster. We also advanced to a final stage in 4 blocks: 3 blocks in Chubut Non-Operated Cluster and 1 block in Señal Picada – Punta Barda Cluster.

•	Mature Fields reversal: (20 blocks: 11 reverted & 9 in progress) we reverted 10 blocks in Santa Cruz Cluster and 1 block in Restinga Alí Cluster (Province of Chubut)

•

Andes Phase II: (new) we launched a new round, adding 16 new conventional performing blocks, 6 in Salta, 8 in Mendoza, 1 in Río Negro and 1 in Chubut. It is worth highlighting the outstanding tertiary recovery production in Manantiales Behr (Chubut) and Chachahuen (Mendoza) Clusters.

•

VMOS oil export pipeline (~550 kbbl/d by 1H27, ~US$3 billion CAPEX, YPF stake: ~25%): the SPV signed a syndicated loan for US$2 billion at SOFR+5.5% in Jul-25 to finance ~70% of the CAPEX, reopening Project Finance in Argentina. Construction progress: 23% (Jul-25), it completed welding works of ~120 km (Allen – 1° pumping station).

Page 2/14

•

Argentina LNG: Phase 3 (~12 MTPA) signed in Jun-25 Heads Agreement with ENI, the strategic partner. Also, in Aug-25, SESA (YPF 25% equity stake), the SPV for Argentina LNG 1, obtained the FID approval for a 20-year bareboat charter agreement of the second vessel, MK II (3.5 MTPA, COD expected by 2028), and considering the first vessel (2.45 MTPA, COD expected by 2027), total capacity amounts to 5.95 MTPA.

Buenos Aires, Aug 7, 2025 – YPF (BYMA: YPFD | NYSE: YPF1). Information based on financial statements (FS) prepared according to IFRS in force in Argentina. The sum of the parts of certain figures is subject to rounding. The Company’s functional currency is US$.

1. ANALYSIS OF CONSOLIDATED RESULTS OF 2Q25

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	2Q25	1Q25	2Q24	Q/Q Δ	Y/Y Δ	1H25	1H24	Y/Y Δ
Diesel	1,526	1,521	1,672	0.4%	-8.7%	3,047	3,227	-5.6%
Gasoline	923	1,037	946	-10.9%	-2.4%	1,960	1,968	-0.4%
Natural gas as producers (third parties)	447	306	419	45.9%	6.6%	753	697	8.0%
Other	1,025	988	1,160	3.8%	-11.6%	2,014	1,951	3.2%

Total Domestic Market	3,922	3,852	4,197	1.8%	-6.6%	7,774	7,844	-0.9%

Jet fuel	73	94	120	-22.7%	-39.3%	167	274	-39.1%
Grain and flours	172	133	130	28.8%	32.4%	305	157	94.4%
Crude oil	254	240	226	5.7%	12.1%	494	415	18.9%
Petchem & Other	221	289	262	-23.4%	-15.6%	510	556	-8.3%

Total Export Market	719	756	738	-4.9%	-2.5%	1,475	1,401	5.2%

Total Revenues	4,641	4,608	4,935	0.7%	-6.0%	9,249	9,245	0.0%

Net Revenues amounted to US$4,641 million (+1% q/q), mainly derived from peak seasonal gas and diesel oil demand, in addition to increased exports of oil (especially Escalante) and grain and flour (encouraged by lower export duties). These effects were partially offset by Brent contraction impact in our refined products, particularly local fuels, as well as off-peak gasoline demand.

Unaudited Figures, in US$ million	2Q25	1Q25	2Q24	Q/Q Δ	Y/Y Δ	1H25	1H24	Y/Y Δ
Lifting cost	(611)	(758)	(793)	-19.3%	-22.9%	(1,369)	(1,410)	-2.9%
Other Upstream	(157)	(147)	(162)	6.9%	-2.9%	(304)	(274)	11.2%
OPEX Downstream	(527)	(535)	(559)	-1.4%	-5.6%	(1,062)	(997)	6.5%
Otros Midstream & Downstream	(71)	(55)	(57)	28.3%	24.3%	(126)	(105)	20.3%
LNG & IG, New Energies, Corp. & Other	(162)	(249)	(271)	-34.9%	-40.1%	(411)	(435)	-5.5%

Total OPEX	(1,529)	(1,744)	(1,842)	-12.3%	-17.0%	(3,273)	(3,222)	1.6%

Depreciation & Amortization	(788)	(806)	(638)	-2.2%	23.5%	(1,594)	(1,290)	23.6%
Royalties	(243)	(265)	(282)	-8.5%	-13.8%	(508)	(540)	-5.8%
Other costs	(312)	(319)	(383)	-2.0%	-18.5%	(631)	(655)	-3.7%

Total Other Costs	(1,343)	(1,390)	(1,303)	-3.4%	3.1%	(2,733)	(2,485)	10.0%

Fuels imports (including jet fuel)	(53)	(59)	0	-10.1%	N/A	(112)	(99)	13.2%
Crude oil purchases to third parties	(442)	(485)	(469)	-9.0%	-5.9%	(927)	(844)	9.9%
Biofuel purchases	(244)	(226)	(224)	8.2%	9.2%	(470)	(465)	1.0%
Agro products purchases	(224)	(119)	(190)	88.4%	17.6%	(342)	(261)	31.3%
Other purchases	(246)	(139)	(302)	76.2%	-18.7%	(385)	(480)	-19.7%
Stock variations	(132)	69	(2)	N/A	6500.0%	(63)	(127)	-50.4%

Total Purchases & Stock Variations	(1,340)	(959)	(1,187)	39.7%	12.9%	(2,299)	(2,275)	1.1%

Other operating results, net	(26)	(323)	(8)	-92.0%	225.0%	(349)	(2)	17350.0%
Reversal / (Impairment) of PP&E	9	—	(5)	N/A	N/A	9	(5)	N/A

Operating Costs + Purchases + Impairment of Assets	(4,229)	(4,416)	(4,345)	-4.2%	-2.7%	(8,645)	(7,989)	8.2%

Stock variations include price effects by (US$ 96) million in 2Q25, US$5 million for 1Q25, US$12 million for 2Q24, (US$91) million for 1H25 and (US$157) million for 1H24

OPEX totaled US$1,529 million (-12% q/q), mainly derived from savings associated with reduced exposure to mature fields and lower OPEX from the remaining fields. Total Other Costs reached US$1,343 million (-3% q/q), mostly explained by lower royalties (oil price contraction and lower conventional production, partially compensated by peak winter sales of gas), as well as decreased depreciation and amortizations in the upstream.

Purchases & Stock Variations amounted to US$1,340 million (+40% q/q). Purchases increased q/q, driven by peak seasonal agriproducts and natural gas purchases, partially offset by lower crude oil purchases to third parties (as a result of lower unit cost related to Brent contraction). Stock variations reached a negative US$132 million in 2Q25 (compared to a positive US$69 million in 1Q25), primarily explained by reduced prices which resulted in a lower replacement cost of our inventories.

[1]	1 ADR = 1 share. Total issued capital stock amounted to 393,312,793 shares as of June-2025 (51% Argentina Government; 29% NYSE and 20% ByMA).

Page 3/14

Other operating net results totaled negative US$26 million (vs. a loss of US$323 million in 1Q25), mainly due to one-off items related to mature fields in 1Q25, and to a minor extent, positive results from revaluation of companies and sale of 49% of Aguada del Chañar block in 2Q25.

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	2Q25	1Q25	2Q24	Q/Q Δ	Y/Y Δ	1H25	1H24	Y/Y Δ
Operating income / (loss)	412	192	590	114.6%	-30.2%	604	1,256	-51.9%

Result from equity interests in associates and joint ventures	(6)	81	27	N/A	N/A	75	156	-51.9%
Financial results, net	(287)	(256)	(161)	12.1%	78.3%	(543)	(420)	29.3%

Net result before tax	119	17	456	600.0%	-73.9%	136	992	-86.3%

Income tax	(61)	(27)	79	125.9%	N/A	(88)	200	N/A

Net result	58	(10)	535	N/A	-89.2%	48	1,192	-96.0%

Net Income before impairment of assets	52	(10)	538	N/A	-90.3%	42	1,195	-96.5%

Financial net results recorded a loss of US$287 million (vs. a loss of US$256 million in 1Q25), mostly explained by updated liabilities and lower domestic interest income rates. Income tax recorded a charge of US$61 million (vs. a charge of US$27 million in 1Q25) due to higher future tax payables. Consequently, net result totaled a gain of US$58 million (vs. a loss of US$10 million in 1Q25).

2. ADJ. EBITDA & CAPEX

2.1 ADJ. EBITDA RECONCILIATION

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	2Q25	1Q25	2Q24	Q/Q Δ	Y/Y Δ	1H25	1H24	Y/Y Δ
Net result	58	(10)	535	N/A	-89.2%	48	1,192	-96.0%
Financial results, net	287	256	161	12.1%	78.3%	543	420	29.3%
Result from equity interests in associates and joint ventures	6	(81)	(27)	N/A	N/A	(75)	(156)	-51.9%
Income tax	61	27	(79)	125.9%	N/A	88	(200)	N/A
Unproductive exploratory drillings	1	—	49	N/A	-98.0%	1	55	-98.2%
Depreciation & amortization	788	806	638	-2.2%	23.5%	1,594	1,290	23.6%
Reversal / (Impairment) of PP&E	(9)	—	5	N/A	N/A	(9)	5	N/A

EBITDA	1,192	998	1,282	19.4%	-7.0%	2,190	2,606	-16.0%

Leasing	(82)	(85)	(78)	-4.0%	4.3%	(167)	(157)	5.8%
Provision for operating optimizations	30	—	—	N/A	N/A	30	—	N/A
Result from sale of assets	(168)	(14)	—	1120.3%	N/A	(182)	—	N/A
Result from changes in fair value of assets held for sale	44	200	—	-78.0%	N/A	244	—	N/A
Provision for severance indemnities	0	26	—	-100.0%	N/A	26	—	N/A
Provision for obsolescence of materials and equipment	123	136	—	-9.5%	N/A	259	—	N/A
Result from revaluation of companies	(45)	—	—	N/A	N/A	(45)	—	N/A
Miscellaneous – Mature Fields	29	(16)	—	N/A	N/A	13	—	N/A

Adjusted EBITDA	1,124	1,245	1,204	-9.7%	-6.7%	2,368	2,449	-3.3%

2.2 ADJ. EBITDA & CAPEX BY SEGMENT

By Segment	2Q25	1Q25	Q/Q Δ	2Q24	Y/Y Δ	1H25	1H24	Δ
Adj. EBITDA
Upstream	770	766	1%	815	-6%	1,537	1,646	-7%
Midstream & Downstream	439	504	-13%	390	12%	943	966	-2%
LNG & IG	(0)	(5)	-99%	(22)	-100%	(5)	(54)	-91%
New Energies	26	38	-32%	45	-43%	64	31	106%
Corp	(42)	(36)	18%	(47)	-11%	(78)	(54)	43%
Eliminations & Others	(68)	(24)	187%	22	N/A	(92)	(86)	7%

Total Adj. EBITDA	1,124	1,245	-10%	1,204	-7%	2,369	2,449	-3%

CAPEX
Upstream	864	979	-12%	863	0%	1,843	1,798	3%
Midstream & Downstream	246	204	20%	305	-19%	450	509	-12%
LNG & IG	14	3	367%	5	205%	17	5	240%
New Energies	8	10	-23%	7	9%	19	12	50%
Corp	28	18	54%	20	39%	46	45	2%
Eliminations	—	—	N/A	—	N/A	—	—	N/A

Total CAPEX	1,160	1,214	-5%	1,200	-3%	2,374	2,369	0%

Note: Midstream & Dw Adjusted EBITDA excludes inventories price effect of oil products, which are included in Eliminations & Other.

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3. ANALYSIS OF RESULTS BY SEGMENT

3.1 UPSTREAM

Upstream Financials Unaudited Figures, in US$ million	2Q25	1Q25	2Q24	Q/Q Δ	Y/Y Δ	1H25	1H24	Y/Y Δ
Crude oil	1,325	1,646	1,568	-19.5%	-15.5%	2,971	3,127	-5.0%
Natural gas	541	394	510	37.5%	6.0%	935	864	8.1%
Other	29	27	35	7.1%	-15.6%	57	68	-17.5%

Revenues	1,895	2,067	2,113	-8.3%	-10.3%	3,962	4,060	-2.4%

Depreciation & amortization	(588)	(602)	(449)	-2.4%	30.9%	(1,190)	(922)	29.0%
Lifting cost	(611)	(758)	(793)	-19.3%	-22.9%	(1,369)	(1,410)	-2.9%
Royalties	(241)	(262)	(279)	-8.1%	-13.5%	(503)	(534)	-5.7%
Other costs	(279)	(564)	(230)	-50.5%	21.2%	(843)	(431)	95.3%

Operating income before impairment of assets	176	(119)	362	N/A	-51.4%	57	762	-92.5%

Reversal / (Impairment) of PP&E	—	—	—	N/A	N/A	—	—	N/A

Operating income / (loss)	176	(119)	362	N/A	-51.4%	57	762	-92.5%

Depreciation & amortization	588	602	449	-2.4%	30.9%	1,190	922	29.0%
Unproductive exploratory drillings	1	—	49	N/A	-98.0%	1	55	-98.2%
Reversal / (Impairment) of PP&E	—	—	—	N/A	N/A	—	—	N/A

EBITDA	765	483	860	58.2%	-11.1%	1,248	1,739	-28.2%

Leasing	(51)	(49)	(44)	5.5%	16.1%	(100)	(93)	7.4%
Provision for operating optimizations	30	—	—	N/A	N/A	30	—	N/A
Result from sale of assets	(168)	(14)	—	1120.3%	N/A	(182)	—	N/A
Result from changes in fair value of assets held for sale	44	200	—	-78.0%	N/A	244	—	N/A
Provision for severance indemnities	—	26	—	N/A	N/A	26	—	N/A
Provision for obsolescence of materials and equipment	123	136	—	-9.5%	N/A	259	—	N/A
Miscellaneous – Mature Fields	29	(16)	—	N/A	N/A	13	—	N/A

Adjusted EBITDA	771	766	816	0.6%	-5.5%	1,538	1,646	-6.6%

CAPEX	864	979	863	-11.7%	0.1%	1,843	1,798	2.5%

Unit Cash Costs Unaudited Figures, in US$/boe	2Q25	1Q25	2Q24	Q/Q Δ	Y/Y Δ	1H25	1H24	Y/Y Δ
Lifting Cost	12.3	15.3	16.2	-19.3%	-23.9%	13.8	14.6	-5.3%
Royalties and other taxes	6.2	6.6	7.2	-6.8%	-14.0%	6.4	6.9	-7.6%
Other Costs	3.4	3.4	3.5	-0.8%	-3.1%	3.4	3.0	13.2%

Total Cash Costs (US$/boe)	21.8	25.3	26.8	-13.5%	-18.5%	23.6	24.4	-3.5%

Revenues totaled US$1,895 million (-8% q/q), mainly driven by lower oil prices associated with Brent contraction and decreased conventional oil production (due to further divestment of mature fields), partially offset by peak seasonal sales of natural gas (also boosted by shale gas expansion).

Lifting costs decreased to US$12.3/BOE (-19% q/q), mainly as a result of already divested mature fields. Conventional was US$26.8/BOE (-12% q/q) and unconventional was US$4.1/BOE (-22% q/q, boosted by productivity in the blocks of La Calera, wet gas window, and Lindero Atravesado, South Hub). Excluding mature fields, total lifting cost would have been around US$7.5/BOE.

Zooming into the lifting costs in our shale core hub blocks (at 100% stake), it recorded US$4.9/BOE, a competitive level despite the sequential increase (+7% q/q), mainly due to higher pulling and maintenance costs.

Royalties and other taxes averaged US$6.2/BOE (-7% q/q), mostly due to lower crude oil prices, partially offset by higher gas prices.

Other costs amounted to US$279 million (-51% q/q), mainly explained by the one-off costs related to mature fields mentioned above, partially offset by the positive results from sale of 49% of Aguada del Chañar.

Adj. EBITDA totaled US$771 million (+1% q/q). Despite Brent volatility that reduced oil prices, it was mainly boosted by higher seasonal gas sales and enhanced lifting cost driven by lower exposure to mature fields.

CAPEX amounted to US$864 million (-12% q/q). Despite having lower working interest in Aguada del Chañar block in 2Q25, over 95% was allocated to unconventional assets (vs. 93% in 1Q25), mostly destined to drilling and workover activities.

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Unconventional horizontal oil wells recorded again strong metrics, particularly tied-in activities: (# oil wells)

Note: (1) 1H25 accumulated 95 operated & 10 non-operated.

In terms of efficiencies within our unconventional operations, we achieved new record highs in line with the targets set for 2025. In this sense, we averaged 331 meters/day of drilling speed in our core-hub blocks (+9% q/q), and 259 stages/set-month of fracking speed (+10% q/q).

Upstream Operating data Unaudited Figures	2Q25	1Q25	2Q24	Q/Q Δ	Y/Y Δ	1H25	1H24	Y/Y Δ
Net Production Breakdown
Crude Production (Kbbld)	247.9	269.9	248.8	-8.2%	-0.4%	258.8	252.1	2.7%

Conventional	101.7	121.2	133.1	-16.1%	-23.6%	111.4	137.0	-18.7%
Shale	145.1	147.3	113.3	-1.5%	28.1%	146.2	112.8	29.6%
Tight	1.0	1.4	2.4	-26.4%	-58.5%	1.2	2.3	-49.8%

NGL Production (Kbbld)	48.0	47.3	46.1	1.5%	4.2%	47.7	43.9	8.5%

Conventional	12.5	12.8	10.4	-2.4%	20.1%	12.7	10.5	20.3%
Shale	35.1	33.8	34.5	3.9%	1.8%	34.5	32.2	6.9%
Tight	0.4	0.7	1.2	-39.9%	-64.2%	0.6	1.2	-53.3%

Gas Production (Mm3d)	39.7	37.3	38.8	6.4%	2.3%	38.5	37.6	2.5%

Conventional	11.1	11.4	12.8	-3.2%	-13.7%	11.3	13.0	-13.2%
Shale	25.0	22.2	21.0	12.7%	19.0%	23.6	19.5	21.0%
Tight	3.6	3.7	4.9	-1.9%	-27.0%	3.6	5.1	-28.5%

Total Production (Kboed)	545.7	552.1	539.0	-1.2%	1.2%	548.9	532.5	3.1%

Conventional	183.9	206.0	224.2	-10.7%	-18.0%	194.9	229.0	-14.9%
Shale	337.7	320.9	280.1	5.2%	20.6%	329.4	267.9	22.9%
Tight	24.1	25.2	34.6	-4.3%	-30.4%	24.6	35.6	-30.8%
Average realization prices
Crude Oil (USD/bbl)	59.5	67.9	70.8	-12.4%	-16.0%	63.9	69.5	-8.2%
Natural Gas (USD/MMBTU)	4.1	3.0	4.0	37.8%	1.9%	3.5	3.5	0.5%

Crude oil production averaged 248 kbbl/d (-8% q/q), mainly due to the lower conventional output (-16% q/q), as we progressed with the closing of mature field transactions, and slightly lower shale oil production (-1.5% q/q) due to reduced working interest in Aguada del Chañar block.

Natural gas production grew by +6% q/q, mainly explained by the winter peak season (boosted by increased shale gas output of Rincón del Mangrullo and Aguada de la Arena blocks). NGLs production grew +1.5% q/q, backed on increased associated gas output from certain shale oil fields.

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3.2 MIDSTREAM & DOWNSTREAM

Midstream & Downstream Financials Unaudited Figures, in US$ million	2Q25	1Q25	2Q24	Q/Q Δ	Y/Y Δ	1H25	1H24	Y/Y Δ
Diesel (third parties)	1,526	1,521	1,672	0.4%	-8.7%	3,047	3,227	-5.6%
Gasoline (third parties)	923	1,037	946	-10.9%	-2.4%	1,960	1,968	-0.4%
Other domestic market	611	641	686	-4.6%	-10.9%	1,252	1,267	-1.2%
Export market	680	720	690	-5.6%	-1.5%	1,399	1,322	5.8%

Revenues	3,741	3,918	3,994	-4.5%	-6.3%	7,659	7,784	-1.6%

Depreciation & amortization	(162)	(165)	(156)	-1.6%	3.7%	(327)	(305)	7.1%
OPEX Downstream	(527)	(535)	(559)	-1.4%	-5.6%	(1,062)	(997)	6.5%
Fuels imports (including jet fuel—third parties)	(53)	(59)	0	-10.1%	N/A	(112)	(99)	13.2%
Crude oil purchases (intersegment + third parties)	(1,765)	(2,131)	(2,037)	-17.2%	-13.4%	(3,896)	(3,971)	-1.9%
Biofuel purchases (third parties)	(244)	(226)	(224)	8.2%	9.2%	(470)	(465)	1.0%
Agro products purchases (third parties)	(224)	(119)	(190)	88.4%	17.6%	(342)	(261)	31.3%
Stock variations	(114)	104	(8)	N/A	1244.1%	(10)	108	N/A
Other	(366)	(406)	(519)	-9.8%	-29.4%	(772)	(933)	-17.3%

Operating income / (loss) before impairment of assets	286	382	301	-25.2%	-5.1%	668	861	-22.4%

Reversal / (Impairment) of PP&E	—	—	—	N/A	N/A	—	—	N/A

Operating income / (loss)	286	382	301	-25.2%	-5.1%	668	861	-22.4%

Depreciation & amortization	162	165	156	-1.6%	3.7%	327	305	7.1%
Reversal / (Impairment) of PP&E	—	—	—	N/A	N/A	—	—	N/A

EBITDA	448	547	457	-18.1%	-2.1%	995	1,166	-14.7%

Leasing	(29)	(36)	(34)	-19.3%	-15.6%	(64)	(64)	0.4%
Result from revaluation of compañíes	(44)	—	—	N/A	N/A	(44)	—	N/A

Adjusted EBITDA	376	511	423	-26.5%	-11.2%	887	1,102	-19.5%

Inventories price effect of oil products	(63)	7	34	N/A	N/A	(56)	136	N/A

Adjusted EBITDA excl. inventories price effect of oil products	439	504	390	-13.0%	12.6%	943	966	-2.4%

CAPEX	246	204	305	20.4%	-19.3%	450	509	-11.6%

Stock variations include price effects by US$6 million in 2Q24, (US$1) million for 1Q25, (US$83) million for 2Q25, (US$91) million for 1H25 and (US$127) million for 1H24.

Revenues totaled US$3.7 billion (-5% q/q), mainly explained by Brent drop impact on refined products, particularly local fuel prices, partially offset by seasonal sales of agricultural products (exports of grain and flours also boosted by lower export duties) and local diesel demand, and to a minor extent, increased oil exports.

OPEX Downstream amounted to US$527 million (-1% q/q), mainly due to lower fuel transportation costs, partially offset by higher costs related to refinery maintenances in 2Q25.

Fuel imports reached US$53 million (-10% q/q), mainly explained by lower unit cost related to a downward trend in international reference prices. Therefore, total fuel imports remained at low levels, representing only 3% of total fuel sales, compared to 2% in 1Q25 and 0% in 2Q24.

Crude oil purchases (intersegment + third parties) were US$1,765 million (-17% q/q), mostly due to lower oil prices, in line with Brent volatility, and lower processing levels due to the stoppage at La Plata Refinery in May. Biofuel purchases increased 8% q/q, mainly due to a 22% growth in biodiesel (+19% in volume and +2% in price), mainly to supply diesel seasonal demand, slightly offset by 5% decrease in bioethanol (-4% in volume and -1% in price), in line with gasoline demand. Agro products purchases grew by 88% q/q, primarily in line with higher seasonal demand of grains and fertilizers.

Stock variations totaled a negative US$114 million (vs. a positive US$104 million in 1Q25), primarily driven by consumption of inventory in 2Q25 to meet the demand during the programmed maintenance in May. This effect was also affected by lower oil prices in 2Q25.

Other costs decreased by 10% q/q, primarily driven by the revaluation of Loma Campana – Lago Pellegrini pipeline, slightly offset by higher Midstream Oil costs associated with the new additional capacity at Oldelval.

Adj. EBITDA, excluding inventories price effect of oil products, totaled US$439 million (-13% q/q), mainly due to lower international prices, which affected our local fuels and other refined products, as well as gasoline demand off-peak season. These effects were partially offset by lower cost of oil purchases, peak local diesel seasonal demand and increased oil exports.

Adj. EBITDA of the Refining & Marketing business, in unit terms, amounted to US$11.9/bbl (-17% q/q), primarily explained by local fuel price contraction (downward trend in international prices), coupled with higher costs related to programmed maintenances in refineries, slightly offset by lower cost of oil and OPEX efficiency.

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CAPEX was US$246 million (+20% q/q): 57% refining, 25% midstream (O&G), 14% logistics and 4% others.

In our refineries, CAPEX was allocated for the following main projects:

•

New fuel specifications project, to comply with the Resolution No. 492/2023 of the Secretary of Energy. In that sense, the construction of a new diesel oil hydrotreatment unit at Luján de Cuyo refinery continued making progress, expecting to be operational in 1H26.

•	Revamping of topping units at Luján de Cuyo refinery, we continue making progress in the reconditioning of the refinery to process Vaca Muerta’s shale oil, expected to be in place in 3Q25.

In our midstream oil business unit, we continued moving forward with our main projects:

•

VMOS oil export pipeline (~550 kbbl/d by 1H27, ~US$3 billion CAPEX, YPF stake: ~25%): the SPV signed a syndicated loan for US$2 billion at SOFR+5.5% in Jul-25 to finance ~70% of the CAPEX, reopening Project Finance in Argentina. Construction progress: 23% (Jul-25), it completed welding works of ~120 km (Allen – 1° pumping station).

•

VMOC (Loma Campana – Allen, ~130 km pipeline): started its operations during 2Q25, serving as a connection point to Oldelval system and to fulfill the VMOS (export dedicated pipeline) once it is operational.

•	OldelVal Duplicar Plus: in Apr-25 expanded its capacity by 210 kbbl/d, reaching a total evacuation capacity of 540 kbbl/d.

•

OldelVal Duplicar Norte (Puesto Hernández – Allen): ~185 kbbl/d capacity expansion in two stages (1° in Jan-27 & 2° in Jun-27), with an estimated CAPEX of ~US$380 million. YPF expects not to join this project.

•

Connection of new areas and expansion of storage capacity: during May-25, completed the revamping works on Puesto Hernández – Luján de Cuyo oil pipeline, increasing the transportation capacity from the Neuquina basin to Luján de Cuyo refinery.

In our midstream gas business unit, we also continued making progress on our main projects:

•

Fully Revamping of the natural gas treatment plant at Loma La Lata, increasing the current capacity of the plant and improving the treatment of associated gas. It is expected to be operational in 1Q26.

•

South Hub gathering project to expand gas processing capacity at Sierra Barrosa treatment plants. We already completed the first stage in 2024, and launched the second phase in 1Q25, expecting to complete the project in 2027.

•	North Hub gathering project, construction of a gas pipeline connecting Narambuena and Bajo del Toro blocks with El Portón Industrial Complex, expecting to be operational in 2027.

Midstream & Downstream Operating data Unaudited Figures	2Q25	1Q25	2Q24	Q/Q Δ	Y/Y Δ	1H25	1H24	Y/Y Δ
Crude processed (Kbbld)	301.4	318.0	299.2	-5.2%	0.7%	309.6	300.1	3.2%
Refinery utilization (%)	89.2%	94.1%	88.5%	-491bps	65bps	91.6%	88.8%	281bps

Nominal capacity at 337.94 Kbbl/d since 1Q24.

Sales volume to third parties (YPF stand alone)
Sales of refined products (Km3)	4,876	4,791	4,633	1.8%	5.2%	9,667	9,325	3.7%

Total domestic market	4,477	4,212	4,166	6.3%	7.5%	8,689	8,306	4.6%
of which Gasoline	1,413	1,480	1,350	-4.5%	4.7%	2,893	2,861	1.1%
of which Diesel	2,119	1,925	2,082	10.1%	1.8%	4,044	4,059	-0.4%
Total export market	398	579	468	-31.2%	-14.8%	978	1,019	-4.1%

Sales of petrochemical products (Ktn)	145	109	150	32.7%	-3.3%	254	302	-15.9%

Domestic market	52	58	75	-10.3%	-29.8%	111	140	-20.7%
Export market	92	51	75	82.4%	22.9%	143	162	-11.8%

Sales of fertilizers, grain and flours (Ktn)	559	396	476	41.1%	17.3%	954	679	40.6%

Domestic market	124	82	197	50.4%	-37.0%	206	337	-38.7%
Export market	434	313	279	38.7%	55.5%	748	341	119.0%

Net average prices
Gasoline (USD/m3) (domestic market)	596	640	640	-6.9%	-6.9%	618	630	-1.9%
Diesel (USD/m3) (domestic market)	672	743	760	-9.5%	-11.5%	743	753	-1.4%
Petrochemical & others refined products (USD/bbl)	72	74	73	-2.0%	-1.4%	73	71	3.5%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

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Crude oil processed averaged 301 kbbl/d (-5% q/q), reaching almost 90% of refinery utilization, mainly due to limited availability at La Plata Refinery (affected by a programmed maintenance in May).

Domestic fuels sales volumes reached 3,532 km3 (+4% q/q), on the back of higher diesel seasonal demand, slightly offset by off-peak gasoline demand.

Petrochemicals sales volumes grew by 33% q/q, mainly due to higher foreign methanol demand.

Fertilizers, grain and flours sales volumes increased by 41% q/q, mostly explained by higher seasonal demand, especially of grains, boosted also by lower export duties.

Net average fuels prices in the domestic market measured in dollar terms decreased by 8% q/q, mainly due to lower international references, partially offset by price adjustments. As a result, the gap with import parities moved to -1% (vs. +1% in 1Q25 and -5% in 2Q24).

Prices for petrochemical & other refined products contracted by 2% q/q, aligned with a downward trend in international prices of petrochemical and certain refined products, primarily jet fuel, coal and LPG.

3.3 LNG & INTEGRATED GAS

LNG & Integrated Gas Unaudited Figures, in US$ million	2Q25	1Q25	2Q24	Q/Q Δ	Y/Y Δ	1H25	1H24	Y/Y Δ
Natural gas (intersegment + third parties)	539	383	524	40.9%	2.9%	922	876	5.3%
Other	26	17	23	50.2%	11.9%	43	37	14.1%

Revenues	565	400	547	41.3%	3.3%	965	913	5.7%

Depreciation & amortization	(0)	(1)	(0)	-33.6%	50.6%	(1)	(1)	50.4%
Natural gas purchases (intersegment + third parties)	(532)	(405)	(518)	31.3%	2.7%	(937)	(870)	7.8%
Operating cost & Other	(33)	1	(51)	N/A	-35.7%	(32)	(98)	-67.4%

Operating income before impairment of assets	—	(5)	(22)	N/A	N/A	(5)	(55)	-90.9%

Reversal / (Impairment) of PP&E	—	—	—	N/A	N/A	—	—	N/A

Operating income	—	(5)	(22)	N/A	N/A	(5)	(55)	-90.9%

Depreciation & amortization	0	1	0	-33.6%	50.6%	1	1	50.4%

EBITDA	0	(4)	(22)	N/A	N/A	(4)	(54)	-92.6%

Leasing	(0)	(0)	—	-7.4%	N/A	(1)	—	N/A

Adjusted EBITDA	(0)	(5)	(22)	-98.8%	-99.7%	(5)	(54)	-90.9%

CAPEX	14	3	5	367.0%	205.1%	17	5	239.9%

Adj. EBITDA balanced negative US$0.1 million (vs. a negative US$5 million in 1Q25), mainly due to the increased seasonal natural gas sales as producer, partially offset higher natural gas purchases and to a minor extent, a charge to doubtful debts.

CAPEX totaled US$14 million, growing significantly vs. 1Q25, mainly due to investments deployed in Argentina LNG project.

Regarding the aforementioned project, we made progress in:

•

Argentina LNG: Phase 3 (~12 MTPA) signed in Jun-25 Heads Agreement with ENI, the strategic partner. Also, in Aug-25, SESA (YPF 25% equity stake), the SPV for Argentina LNG 1, obtained the FID approval for a 20-year bareboat charter agreement of the second vessel, MK II (3.5 MTPA, COD expected by 2028), and considering the first vessel (2.45 MTPA, COD expected by 2027), total capacity amounts to 5.95 MTPA.

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3.4 NEW ENERGIES

New Energies Unaudited Figures, in US$ million	2Q25	1Q25	2Q24	Q/Q Δ	Y/Y Δ	1H25	1H24	Y/Y Δ
Natural gas retail (third parties)	188	147	229	27.8%	-18.0%	335	291	14.8%
Other	41	45	35	-8.5%	17.3%	86	51	71.1%

Revenues	229	192	264	19.3%	-13.3%	421	342	23.1%

Depreciation & amortization	(11)	(14)	(11)	-23.5%	-5.3%	(25)	(22)	12.9%
Natural gas purchases (intersegment + third parties)	(103)	(57)	(119)	78.5%	-13.9%	(160)	(160)	0.0%
Operating cost & Other	(101)	(96)	(101)	4.4%	0.1%	(197)	(152)	29.7%

Operating income before impairment of assets	15	24	33	-37.5%	-54.5%	39	8	387.5%

Reversal / (Impairment) of PP&E	9	—	(5)	N/A	N/A	9	(5)	N/A

Operating income	24	24	28	0.0%	-14.3%	48	3	1500.0%

Depreciation & amortization	11	14	11	-23.5%	-5.3%	25	22	12.9%
Reversal / (Impairment) of PP&E	(9)	—	5	N/A	N/A	(9)	5	N/A

EBITDA	26	38	44	-32.3%	-41.9%	64	30	112.3%

Leasing	—	—	—	N/A	N/A	—	—	N/A

Adjusted EBITDA	26	38	44	-32.3%	-41.9%	64	30	112.3%

CAPEX	8	10	7	-23.2%	9.4%	19	12	49.9%

Adj. EBITDA totaled US$26 million (-32% q/q), primarily explained by increased gas purchases and a recognition of charge for doubtful debts, partially offset by higher seasonal retail gas demand supplied (higher tariff) by our subsidiary Metrogas.

4. LIQUIDITY AND SOURCES OF CAPITAL

4.1 CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	2Q25	1Q25	2Q24	Q/Q Δ	Y/Y Δ	1H25	1H24	Y/Y Δ
Cash BoP	938	1,118	1,309	-16.1%	-28.3%	1,118	1,123	-0.4%
Net cash flow from operating activities	1,146	850	1,422	34.8%	-19.4%	1,996	2,511	-20.5%
Net cash flow from investing activities	(1,258)	(1,383)	(1,464)	-9.0%	-14.1%	(2,641)	(2,672)	-1.2%
Net cash flow from financing activities	20	354	(206)	-94.4%	N/A	374	106	252.8%
FX adjustments & other	(72)	(1)	(20)	7100.0%	260.0%	(73)	(27)	170.4%

Cash EoP	774	938	1,041	-17.5%	-25.6%	774	1,041	-25.6%

Investment in financial assets	237	292	353	-18.8%	-32.9%	237	353	-32.9%

Cash + short-term investments EoP	1,011	1,230	1,394	-17.8%	-27.5%	1,011	1,394	-27.5%

FCF	(365)	(957)	(257)	-61.9%	42.0%	(1,322)	(651)	103.1%

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

Free cash flow reached a negative US$365 million, mainly due to: (1) impact of mature fields for -US$189 million; (2) -US$101 million for income tax payment from subsidiaries (mainly from Metrogas & AESA); (3) regular debt services amounted to -US$100 million. Moreover, +US$142 million of dividend collection from our affiliates, net of contributions and prepayments to them, more than offset the negative working capital variations and others for -US$81 million. The latter was mostly due to peak seasonal sales of natural gas, agro products and payroll.

In terms of liquidity, our cash and short-term investments decreased to US$1,011 million by the end of June 2025, a contraction of 18% vs. 1Q25.

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4.2 NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	2Q25	1Q25	2Q24	Q/Q Δ
Short-term debt	2,252	2,023	1,651	11.3%
Long-term debt	7,592	7,543	7,200	0.6%

Total debt	9,844	9,566	8,851	2.9%

Avg. Interest rate for AR$-debt	34.8%	32.9%	43.8%
Avg. Interest rate for US$-debt	6.6%	6.4%	6.2%
% of debt in AR$	0.3%	0.3%	4.2%

Cash + short term investments	1,011	1,230	1,394	-17.8%

% of liquidity dollarized	67.2%	69.3%	116.8%

Net debt	8,833	8,336	7,457	6.0%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of June 30, 2025, YPF’s consolidated net debt totaled US$8,833 million (+US$497 million q/q), primarily driven by new local issuances, growing gross debt to US$9,844 million, while cash and short-term investments diminished, as mentioned in the previous section. As anticipated before, our net leverage ratio increased from 1.8x in 1Q25 to 1.9x in 2Q25, due to the closing of mature field transactions.

In terms of financing, during 2Q25 we tapped the local capital market, issuing two new bonds:

1)	US$-linked bond for US$204 million, with a 15-month tenor at 3.95%

2)	Hard-US$ for US$140 million with a 2-year tenor at 7%

We also secured around US$190 million in other local financing: ~US$150 million of trade financing and ~US$40 million in promissory notes.

After 2Q25, we issued in the local market: (i) a US$-MEP bond for US$250 million, with a 2-year tenor at 7.5%; and (ii) a US$-Cable tranche for US$167 million, with a 5-year tenor at 8.75%.

Additionally, during July, YPF’s credit rating was upgraded by Moody’s credit agency, after the upgrade in sovereign ratings: from Caa1 to B2, maintaining stable outlook.

Regarding our maturity profile, for the second half of 2025, the Company faces US$793 million of manageable maturities, mostly local: US$467 million of short-term trade facilities with local banks; US$120 million of export-backed bond amortizations; US$144 million of local bonds and promissory notes; and US$62 million of CAF and other financial facilities.

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The following chart shows our consolidated principal debt maturity profile as of June 30, 2025:

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5. TABLES

5.1 CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet
Unaudited Figures	30-Jun-25	31-Dec-24
Non-current Assets
Intangible assets	590	491
Properties, plant and equipment	19,348	18,736
Assets for leasing	672	743
Investments in companies and joint ventures	1,913	1,960
Deferred tax assets, net	231	330
Other receivables	760	337
Trade receivables	2	1
Investment in financial assets	0	0

Total Non-current Assets	23,516	22,598

Current Assets
Assets held for disposal	529	1,537
Inventories	1,482	1,546
Contract assets	21	30
Other receivables	661	552
Trade receivables	1,795	1,620
Investment in financial assets	237	390
Cash and cash equivalents	774	1,118

Total Current Assets	5,499	6,793

Total Assets	29,015	29,391

Total Shareholders´ Equity	11,924	11,870

Non-current Liabilities
Provisions	1,093	1,084
Deferred tax liabilities, net	104	90
Contract liabilities	167	114
Income tax payable	2	2
Other taxes payable	0	0
Salaries and social security	34	34
Liabilities from leasing	364	406
Loans	7,592	7,035
Other liabilities	384	74
Accounts payable	5	6

Total non-current Liabilities	9,745	8,845

Current Liabilities
Liabilities directly associated with assets held for sale	945	2,136
Provisions	116	116
Contract liabilities	114	73
Income tax payable	28	126
Other taxes payable	282	247
Salaries and social security	289	412
Liabilities from leasing	345	370
Loans	2,252	1,907
Other liabilities	321	410
Accounts payable	2,654	2,879

Total Current Liabilities	7,346	8,676

Total Liabilities	17,091	17,521

Total Liabilities and Shareholders’ Equity	29,015	29,391

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Page 13/14

5.2 CONSOLIDATED INCOME STATEMENT

Income Statement Unaudited Figures, in US$ million	2Q25	1Q25	2Q24	Q/Q Δ	Y/Y Δ	1H25	1H24	Y/Y Δ
Revenues	4,641	4,608	4,935	0.7%	-6.0%	9,249	9,245	0.0%

Costs	(3,468)	(3,329)	(3,457)	4.2%	0.3%	(6,797)	(6,476)	5.0%

Gross profit	1,173	1,279	1,478	-8.3%	-20.6%	2,452	2,769	-11.4%

Selling expenses	(535)	(528)	(577)	1.3%	-7.3%	(1,063)	(1,044)	1.8%
Administrative expenses	(188)	(206)	(210)	-8.7%	-10.5%	(394)	(351)	12.3%
Exploration expenses	(21)	(30)	(88)	-30.0%	-76.1%	(51)	(111)	-54.1%
Reversal / (Impairment) of PP&E	9	—	(5)	N/A	N/A	9	(5)	N/A
Other operating results, net	(26)	(323)	(8)	-92.0%	225.0%	(349)	(2)	17350.0%

Operating income	412	192	590	114.6%	-30.2%	604	1,256	-51.9%

Income of interests in companies and joint ventures	(6)	81	27	N/A	N/A	75	156	-51.9%
Financial Income	28	16	32	75.0%	-12.5%	44	68	-35.3%
Financial Cost	(279)	(285)	(308)	-2.1%	-9.4%	(564)	(644)	-12.4%
Other financial results	(36)	13	115	N/A	N/A	(23)	156	N/A
Financial results, net	(287)	(256)	(161)	12.1%	78.3%	(543)	(420)	29.3%

Net profit before income tax	119	17	456	600.0%	-73.9%	136	992	-86.3%

Income tax	(74)	(27)	79	174.1%	N/A	(101)	200	N/A

Net profit for the period	45	(10)	535	N/A	-91.6%	35	1,192	-97.1%

Net profit for shareholders of the parent company	50	(16)	519	N/A	-90.4%	34	1,168	-97.1%
Net profits for non-controlling interest	8	6	16	33.3%	-50.0%	14	24	-41.7%
Earnings per share attributable to shareholders of the parent company (basic and diluted)	0.13	(0.04)	1.32	N/A	-90.2%	0.09	2.98	-97.0%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6. ABOUT YPF

YPF is the largest energy company in Argentina, fully integrated in the oil and gas value chain. Our main businesses are: (i) in the upstream, we produce ~40% and ~30% of the country’s oil and gas, respectively, and we are the largest shale producer in Vaca Muerta, in process of divestment of conventional mature fields; (ii) in the downstream, we operate 3 refineries (~50% of Argentina’s refining capacity) and lead the local diesel and gasoline sales (market share >55%); and (iii) in gas and power, Metrogas, our subsidiary, distributes ~25% of the country’s natural gas, while YPF Luz, our affiliate, is the third largest power generation company in Argentina. The Government is the controlling shareholder with a 51% stake, and YPF is listed in the NYSE and ByMA.

7. DISCLAIMER

Additional information about YPF S.A., a sociedad anónima organized under the laws of Argentina (the “Company” or “YPF”) can be found in the “Investors” section on the website at www.ypf.com.

This document does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission, or “CNV”) or an exemption from such registrations.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document may have been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this document or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this document or its contents or otherwise arising in connection therewith.

This document may also include certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this document are provided as at the date of this document and are subject to verification, completion and change without notice.

This document includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this document. Further information concerning risks and uncertainties associated with these forward-looking statements and YPF’s business can be found in YPF’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Argentine National Securities and Exchange Commission (www.argentina.gob.ar/cnv).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This document is not intended to constitute and should not be construed as investment advice.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 7, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer